# SEC Schedule 13D — Beneficial ownership report by holders of more than 5% of a class

Issuer: X Financial, CIK 0001725033
CUSIP: 98372W103
Title of class of securities: American depositary shares, each ADS represents 6 Class A ordinary shares, par value US$0.0001 per share Class A ordinary shares, par value US$0.0001
Address of issuer's principal executive offices: 7-8F,BLOCK A,AEROSPACE SCIENCE&TECH PLZ, NO. 168 HAIDE THIRD AVENUE, NANSHAN DIST, SHENZHEN, China (F4), 518067
Date of event which requires filing of this statement: 11/06/2026
Filed by CIK 0001768213
Persons authorized to receive notices and communications: Yue (Justin) Tang, 7-8F,BLOCK A,AEROSPACE SCIENCE&TECH PLZ, NO. 168 HAIDE THIRD AVENUE, NANSHAN DIST, SHENZHEN, China (F4), 518067, 86-0755-86282977

## Reporting persons
- Mangrove Coast Investment Limited (CIK 0001768213): type of reporting person: corporation (CO); citizenship or place of organization: Virgin Islands British (D8); source of funds: other (OO); sole voting power 98,765,278; shared voting power 0; sole dispositive power 98,765,278; shared dispositive power 0; aggregate amount beneficially owned 98,765,278 (42.74% of the class)
  Comment: (1) Represents 1,165,278 Class A ordinary shares in form of 194,213 ADSs and 97,600,000 Class B ordinary shares held by Mangrove Coast Investment Limited, a British Virgin Islands company. Mangrove Coast Investment Limited is wholly owned by Mangrove Coast Trust, of which Mr. Yue (Justin) Tang and his family members are the beneficiaries. Class B ordinary shares are convertible at any time by the holder thereof into Class A ordinary shares on a one-for-one basis. Class A ordinary shares are not convertible into Class B ordinary shares under any circumstances. Each holder of Class A ordinary shares is entitled to one vote per share and each holder of Class B ordinary shares is entitled to twenty votes per share on all matters submitted to them for vote. (2) Percent of class is calculated based on 231,097,037 ordinary shares issued and outstanding as of March 31, 2026, being the sum of (i) 133,497,037 Class A ordinary shares and (ii) 97,600,000 Class B ordinary shares, assuming conversion of all Class B ordinary shares into Class A ordinary shares on a one-for-one basis.
- Rhone Trustees (Bahamas) Ltd. as trustee of the Mangrove Coast Trust (CIK 0001399533): type of reporting person: other (OO); citizenship or place of organization: Bahamas (C5); source of funds: other (OO); sole voting power 98,765,278; shared voting power 0; sole dispositive power 98,765,278; shared dispositive power 0; aggregate amount beneficially owned 98,765,278 (42.74% of the class)
  Comment: (1) Represents 1,165,278 Class A ordinary shares in form of 194,213 ADSs and 97,600,000 Class B ordinary shares held by Mangrove Coast Investment Limited, a British Virgin Islands company. Mangrove Coast Investment Limited is wholly owned by Mangrove Coast Trust, of which Mr. Yue (Justin) Tang and his family members are the beneficiaries. Class B ordinary shares are convertible at any time by the holder thereof into Class A ordinary shares on a one-for-one basis. Class A ordinary shares are not convertible into Class B ordinary shares under any circumstances. Each holder of Class A ordinary shares is entitled to one vote per share and each holder of Class B ordinary shares is entitled to twenty votes per share on all matters submitted to them for vote. (2) Percent of class is calculated based on 231,097,037 ordinary shares issued and outstanding as of March 31, 2026, being the sum of (i) 133,497,037 Class A ordinary shares and (ii) 97,600,000 Class B ordinary shares, assuming conversion of all Class B ordinary shares into Class A ordinary shares on a one-for-one basis.
- Yue (Justin) Tang (CIK 0002115086): type of reporting person: individual (IN); citizenship or place of organization: Malta (O1); source of funds: other (OO); sole voting power 110,866,701; shared voting power 0; sole dispositive power 110,866,701; shared dispositive power 0; aggregate amount beneficially owned 110,866,701 (47.97% of the class)
  Comment: (1) Represents (i) 6,197,778 Class A ordinary shares in form of 1,032,963 ADS and 5,903,645 Class A ordinary shares held by Yue (Justin) Tang and (ii) 1,165,278 Class A ordinary shares in form of 194,213 ADSs and 97,600,000 Class B ordinary shares held by Mangrove Coast Investment Limited, a British Virgin Islands company. Mangrove Coast Investment Limited is wholly owned by Mangrove Coast Trust, of which Mr. Yue (Justin) Tang and his family members are the beneficiaries. Class B ordinary shares are convertible at any time by the holder thereof into Class A ordinary shares on a one-for-one basis. Class A ordinary shares are not convertible into Class B ordinary shares under any circumstances. Each holder of Class A ordinary shares is entitled to one vote per share and each holder of Class B ordinary shares is entitled to twenty votes per share on all matters submitted to them for vote. (2) Percent of class is calculated based on 231,097,037 ordinary shares issued and outstanding as of March 31, 2026, being the sum of (i) 133,497,037 Class A ordinary shares and (ii) 97,600,000 Class B ordinary shares, assuming conversion of all Class B ordinary shares into Class A ordinary shares on a one-for-one basis.

## Item 1. Security and Issuer
Title of class of securities: American depositary shares, each ADS represents 6 Class A ordinary shares, par value US$0.0001 per share Class A ordinary shares, par value US$0.0001
Name of issuer: X Financial
Address of issuer's principal executive offices: 7-8F,BLOCK A,AEROSPACE SCIENCE&TECH PLZ, NO. 168 HAIDE THIRD AVENUE, NANSHAN DIST, SHENZHEN, China (F4), 518067

## Item 2. Identity and Background
Name of person filing:
Mr. Yue (Justin) Tang

Rhone Trustees (Bahamas) Ltd. as trustee of the Mangrove Coast Trust (the "Trust")

Mangrove Coast Investment Limited
Residence or business address:
Mr. Yue (Justin) Tang's business address is located at 7-8F, Block A, Aerospace Science and Technology Plaza, No. 168, Haide Third Avenue, Nanshan District, Shenzhen, 518067, the People's Republic of China.

The Trust's registered address is at Building No.2, Western Business Center, Mount Pleasant Village, Western Road, PO Box SP-63131, Nassau, Bahamas. Rhone Trustees (Bahamas) Ltd acts as the trustee for the Trust. Mr. Yue (Justin) Tang is the settlor for the Trust. The beneficiaries of the Trust are Mr. Yue (Justin) Tang and his family.

Mangrove Coast Investment Limited's registered address is at Geneva Place, Waterfront Drive, P.O. Box 3469, Road Town, Tortola, British Virgin Islands.
Present principal occupation or employment:
Mr. Yue (Justin) Tang is the chairman of the board and chief executive officer of X Financial.

The Trust's principal business is investment holding.

Mangrove Coast Investment Limited is wholly owned by the Trust and its principal business is investment holding. Mr. Yue (Justin) Tang serves as the sole director of Mangrove Coast Investment Limited.
Criminal convictions in the last five years: During the last five years, none of the Reporting Persons has been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).
Civil proceedings (securities laws) in the last five years: During the last five years, none of the Reporting Persons was a party to a civil proceeding of a judicial or administrative body of competent jurisdiction or as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.
Citizenship:
Mr. Yue (Justin) Tang is a citizen of Malta.

The Trust is a trust organized under the laws of Bahamas.

Mangrove Coast Investment Limited is a company incorporated under the laws of the British Virgin Islands.

## Item 3. Source and Amount of Funds or Other Consideration
Source and amount of funds or other consideration:
This Statement is being filed because, under the facts and circumstances described in Items 2, 4 and 5, the Reporting Persons may be deemed to constitute a "group" for purposes of Section 13(d)(3) of the Act.

It is anticipated that funding for the Proposed Transaction (as defined in Item 4) will be provided by a combination of debt and equity capital. Equity financing will be provided by Mangrove and its affiliates in the form of cash and/or rollover equity in the Company. Debt financing will be provided by loans from third party financial institutions.

The descriptions of the principal terms of the Proposal (as defined in Item 4) under Item 4 are incorporated herein by reference in its entirety.

## Item 4. Purpose of Transaction
Purpose of transaction:
On November 6, 2026, Mangrove Coast Investment Limited ("Mangrove") submitted a preliminary, non-binding letter (the "Proposal", incorporated herewith as Exhibit 99.2) to the board of directors of the Issuer (the "Board") related to the proposed acquisition of all of the ordinary Shares not beneficially owned by Mangrove for US$6.03 in cash per ADS, or US$1.005 in cash per ordinary Share (the "Proposed Transaction").

The Proposal is subject to a number of conditions, including, among other things, the negotiation and execution of definitive agreements and other related agreements mutually acceptable in form and substance to the Issuer and Mangrove. Neither the Issuer nor Mangrove is obligated to complete the Proposed Transaction, and a binding commitment with respect to the Proposed Transaction will result only from the execution of definitive documents, and then will be on the terms provided in such documentation.

If the Proposed Transaction is completed, the Issuer's ADSs would become eligible for termination of registration pursuant to Section 12(g)(4) of the Act and would be delisted from the New York Stock Exchange.

References to the Proposal in this Statement is qualified in their entirety by reference to the Proposal, which is attached hereto as exhibits and incorporated herein by reference as if set forth in its entirety herein.

Except as indicated above, the Reporting Persons have no plans or proposals which relate to or would result in any of the actions specified in paragraphs (a) through (j) of Item 4 of Schedule 13D.

## Item 5. Interest in Securities of the Issuer
Aggregate number and percentage of the class beneficially owned: The responses in items (7) through (13) of the cover pages of this Schedule 13D are hereby incorporated into this Item 5 by reference.
Number of shares as to which each person has sole or shared power to vote or dispose: The responses in items (7) through (13) of the cover pages of this Schedule 13D are hereby incorporated into this Item 5 by reference.
Transactions in the class effected during the past sixty days: The Reporting Persons have not effected any transaction in the Class A ordinary shares of the Issuer during the past 60 days, except as otherwise disclosed in this Schedule 13D.
Other persons with the right to receive dividends or sale proceeds: N/A
Date on which the reporting person ceased to be the beneficial owner of more than five percent of the class: N/A

## Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer
Contracts, arrangements, understandings or relationships: The descriptions of the principal terms of the Proposal under Item 4 are incorporated herein by reference in their entirety.

## Item 7. Material to be Filed as Exhibits
Material filed as exhibits:
Exhibit 99.1 - Joint Filing Agreement by and among the Reporting Persons, dated November 6, 2026 (filed herewith).

Exhibit 99.2 - Proposal to the board of directors of the Issuer from Mangrove Coast Investment Limited, dated November 6, 2026 (filed herewith).

## Signatures
- Mangrove Coast Investment Limited: /s/ Yue (Justin) Tang, Yue (Justin) Tang/ Director (11/06/2026)
- Rhone Trustees (Bahamas) Ltd. as trustee of the Mangrove Coast Trust: /s/ Keisha Cleare, Keisha Cleare/ Authorised Signatory (11/06/2026)
- Rhone Trustees (Bahamas) Ltd. as trustee of the Mangrove Coast Trust: /s/ Kimberly Strachan, Kimberly Strachan/ Authorised Signatory (11/06/2026)
- Yue (Justin) Tang: /s/ Yue (Justin) Tang, Yue (Justin) Tang (11/06/2026)